Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	July 19, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

 NATUZZI CORPORATE PRESENTATIONJULY 2016

   Forward Looking Disclaimer   2    • This presentation contains “forward-looking” statements that involve uncertainties and risks as detailed in our regular filings with the SEC • They may differ materially from actual results due to a wide range of factors • We undertake no obligation to update any forward looking statements

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. Financials
4. Natuzzi B2C Business
5. Natuzzi B2B Business
6. Growth with Social Responsibility
7. Q&A

N

3

   4    Founded by Pasquale Natuzzi in 1959, Natuzzi Group is one of the great industrial success of modern days in ItalyWith it’s heritage in high style, efficient production and true value in hand-crafted upholstered furnishings, Natuzzi has become one of the main premium brands in home furnishing globally.Natuzzi maintains its strong tradition in manufacturing, in terms of product development and quality control, both critical to the brand. The company is focusing on the Lean Enterprise approach in term of process, production and services to increase the competiveness . The process is just at the beginning and the number still have to reflect this effortNatuzzi has a worldwide commercial presenceNatuzzi has invested over the period 2010-2015 in: - Transition from manufacturer to retailer: evolution from manufacturer of sofas sold through department stores and independent dealers; now growing own store base – poised to capture a greater proportion of the value chain - Building a significant presence outside US: China presents very significant potential – positioning in new and existing geographic regions - Developing a broader product offering to increase the addressable market from sofas to “Total Living”  NATUZZI – Key Themes

NATUZZI – Key Themes (Cont'd)

- The value Natuzzi brand sales were Euro ~600mln at retail in 2015 making it by far the largest brand in our sector
- By developing its own retail operation, Natuzzi will be positioned to capture the profits available from that part of the value chain

- Financial reporting has been redesigned to reflect the evolution of the business from manufacturer to retailer: we report B2C Sales and Gross Margin by region; [within B2C, we report results for third party vs. directly owned stores] and separately, B2B

- Financial Performance is beginning to reflect the investments made:
  - in Q1 2016, Natuzzi reported a positive EBITDA, marking the third consecutive positive quarter after 11 consecutive quarters of losses

N

5

NATUZZI – B2C and B2B

In order to leverage the potential of the different business the company is organizing itself in two separate business units: B2B e B2C

- The focus on B2C development going forward is:
  - Increase our interest in existing strategic dealers
  - Build our DOS network in key regions with a new store format which optimally showcases our "Total Living" product offering
  - Increase penetration of addressable markets along two axes: geographic expansion and breadth of product range

- The Focus on B2B development going forward is:
  - Natuzzi historic business focus on volumes increase (56 years of experience on product development and manufacturing)
  - Global production platform
  - Leverage on Natuzzi credibility and positioning in terms of innovation, product design, quality and reliability
  - Golden Partnership program to widen our client base worldwide

N

6

Table of Contents

1. Key Themes
2. **Natuzzi Business Evolution**
3. Financials
4. Natuzzi B2C Business
5. Natuzzi B2B Business
6. Growth with Social Responsibility
7. Q&A

N

7

Who We Are Now

Brand Equity Exploitation

Brand Build Up

Unbranded

80s/ 90s
Manufacturer for Department Store Chains

Specialization and leadership in unbranded leather sofa products with high competitive standard and Italian production

2000s
Manutailer

Change in the competitive landscape: growing aggressiveness of new competitors in China, Brazil and Eastern Europe:

- *Develop a Brand Strategy under Natuzzi Italia, Natuzzi Edition and Divani&Divani*
- *Manufacturing facilities in Brazil, China and Romania*
- *Italian manufacturing focused on Made in Italy*

Today
NATUZZI

*IS NOW THE MOST RECOGNISED BRAND IN THE WORD AMONG CONSUMERS OF HIGH END GOODS, BECOMING THE FIRST GLOBAL PLAYER IN THE SECTOR**

** IPSOS Observer 2015*

8

   From Sofa to Total Living     9  Inspired by the Puglia region, NATUZZI combines design, function, materials and colors to offer an harmonious living  460 bn US$*   POTENTIAL ADDRESSABLE MARKET  *CSIL 2015 Analysis (sell-out value)

     10  From Sofa to Total Living   Dining  Bedroom  Living  Relaxing  Accessories and Merchandising

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. **Financials**
4. Natuzzi B2C Business
5. Natuzzi B2B Business
6. Growth with Social Responsibility
7. Q&A

N

11

NATUZZI – 2015 Results Snapshot

Drivers of EBITDA Turnaround

Total Net Sales: €488.5mln

- Core Revenues: €458.9mln
  - B2C[1]: €326.3mln (71%)
  - B2B[2]: €132.6mln (29%)
- Other[3]: €29.6mln

Gross Margin: €157.9m (32.3% of sales)

EBITDA : €6.1m

- Evolving towards **higher price point**
- **Product, Process and Services innovation to become a Lean Enterprise:**
  - Reengineered and moved to platform majority of our products
  - SAP introduction
  - Implemented **new Moving-Line manufacturing process** on industrial scale, driving significant industrial costs reduction
    - Completed in Romania, China and Brazil
    - To be completed in Italy during 2016
- **DOS Rationalization**
- **Reduction of SG&A expenses**

1. *B2C: Retail sales of under the Natuzzi brand. Includes Sell-in to Dealers and sell-out through DOS*
2. *B2B:* Wholesale sales of unbranded
3. *Leather, polyurethane etc*

N

12

   NATUZZI - Q1 2016 Results       CONSOLIDATED*  NATUZZI - B2C  SOFTALY - B2B  SALES €/MLN  120,7  GROSS MARGIN  34,3%  Q1 2016  Q1 2015  122,6  81,5  40,3%  Q1 2016  Q1 2015  83,3  34,6%  32,5  22,5%  Q1 2016  Q1 2015  31,7  22,4%  -1,5%  +4,9%  -2,1%  +5,7%  +2,5%  +0,1%  DELTA  DELTA  DELTA  71%  29%    29,4%  Consolidated Numbers include also ‘Other Revenues’ (i.e. revenues from sale of leather, polyurethane etc] of 6.7mln Euro  13  EBITDA €/MLN  4,3  -1,4  EBIT €/MLN  1,1  -4,9

NATUZZI - Q1 2016 B2C Results by Region

	EMEA			AMERICAS			APAC			TOTAL B2C		
	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %
B2C SALES €/MLN	41,7	40,3	+3,4%	26,0	28,8	-9,7%	13,7	14,2	-3,5%	81,5	83,3	-2,1%
B2C GROSS MARGIN	36,7%	31,7%	+5%	36,4%	34,3%	+2,1%	51,2%	43,6%	+7,6%	40,3%	34,6%	+5,7%

14

NATUZZI - Q1 2016 B2B Results by Region

	EMEA			AMERICAS			APAC			TOTAL B2B		
	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %	Q1 2016	Q1 2015	Δ %
B2B SALES €/MLN	16,3	14,2	+14,8%	15,4	17,2	-10,5%	0,8	0,3	+166%	32,5	31,7	+2,5%
B2B GROSS MARGIN	22,5%	27,3%	-4,8%	19,9%	18,4%	+1,5%	26,5%	19,4%	+6,1%	22,5%	22,4%	+0,1%

N

15

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. Financials
4. **Natuzzi B2C Business**
5. Natuzzi B2B Business
6. Growth with Social Responsibility
7. Q&A

N

16

NATUZZI brand - New strategy targets

Status Quo

48 DOS	362* Stores Managed by Partners
Revenues FY 2015 46.6mln Euro Sell-out ~14% of total	Revenues FY 2015 279.7mln Euro Sell-In ~ 86% of total

Total Revenues under Natuzzi Brand

~600mln Euro Sell-Out
of Which Natuzzi DOS capture only
46.6mln Euro or ~8%

 # 1 Brand worldwide**

New Strategy

- ✓ **Control of distribution**
- ✓ **Penetration of addressable market**

* *Including 9 concessions in UK*
** *in terms of Brand Recognition by IPSOS Observer 2015*

N

17

       NATUZZI – DOS Network   EMEA  ASIA PACIFIC  AMERICAS  NATUZZI ITALIA21 DOS+9 CONCESSIONSDIVANI&DIVANI 12  NATUZZI EDITIONS14  NATUZZI ITALIA1  (1 Flagship - Durini)  (1 Flagship - New York)  48 DOS + 9 CONCESSIONS   18

       NATUZZI Brand Global Retail Network Expansion: 15 New Opening globally YTD   EMEA6 new Stores   ASIA PACIFIC7 new stores (China)  AMERICAS2 new stores  19

       New Retail Business Model Key Initiatives to Be Implemented   Management  Retail Format  Training Programs for Sales Teams  Acquisition of Strategic Dealers  Identification of New Opening Locations  1  2  3  4  5

 21    1  7 New Managers with strong Retail and Luxury Experience to boost the expansion processVice President of Retail Operation based in ItalyResponsible for Global Retail Development (scouting of key location for openings, negotiations with landlord)New Natuzzi head of merchandising New Regional Manager for South of Europe3 New Managers in USA - Vice President of Operation - Regional Manager West Coast - Regional Manager East Coast     New Retail Business Model Management

New Retail Business Model
Retail Format

Retail Park Store Format – London Business Case


NATUZZI
ITALIA
N
home furnishings
NATUZZI
ITALIA

- ~800 sqm
- ~ 40 sets
- High traffic locations
- Different product range within the Natuzzi Brand
- Focus on store traffic generation
- Well trained sales consultants
- Unique retail shopping experience

N

22

       Unique retail shopping experience  NATUZZI Teams (Architects, Visual Merchandisers, Style Center and Retail Merchandisers) design each store to deliver the uniqueness of the NATUZZI Experience to each customer.  2  New Retail Business Model Retail Format (Cont’d)

     NATUZZI welcome and advice each customer through an experienced and well trained team of Sales Consultants:Assessment – Training Program and Coaching of Sales StaffCompensation & Rewarding: Sales Incentives  3  New Retail Business Model Training Programs for Sales Team

       4-5  ItalyFranceUK  China  Florida California TristateChicagoMexico  New Retail Business Model Key Expansion Areas

     We generate store traffic through:  CATALOGUES / DIRECT MAIL / WEB  COUNTRY & CITY MEDIA PLAN  INTERIOR DECORATION COMMUNITY  IN STORE EVENT    5  New Retail Business Model Focus on key locations and traffic generation

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. Financials
4. Natuzzi B2C Business
5. **Natuzzi B2B Business**
6. Growth with Social Responsibility
7. Q&A

N

27

B2B Business New Strategy Targets

Status Quo

Positive

- Production capacity and industrial know how
- Strong market potentilities
- Good organization and margins in EMEA
- New Responsible for B2B operations

Area to work on

- Volumes increase
- Increase profitability in all the different areas
- Supply chain

New Strategy

- ✓ Sales team Strengthening
- ✓ Increase margins and work on prices
- ✓ Create regional B2B organizations
- ✓ Lean production final roll out
- ✓ Work on quality and service
- ✓ Focus on Golden Partnership Program

28

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. Financials
4. Natuzzi B2C Business
5. Natuzzi B2B Business
6. **Growth with Social Responsibility**
7. Closing Statements and Q&A

29

   NATUZZI Objective and values: Create Value and Grow with Social Responsibility    Create Value and grow with Integrity for customers, business partners, shareholders, employees and suppliers, this is the NATUZZI approach   30  ITALYCenter of quality and expertise that must be protectedNatuzzi represent the excellence and the innovation in the South of Italy, since 1959, preserving the unique value of its Italian workers     Solidarietà  Support and keep the occupation in the South of Italy  Industrial financing from MISE and support from Puglia and Basilicata regions   Exportable Manufacturing Experience

Table of Contents

1. Key Themes
2. Natuzzi Business Evolution
3. Financials
4. Natuzzi B2C Business
5. Natuzzi B2B Business
6. Growth with Social Responsibility
7. Closing Statements and Q&A

N

31

   Closing Statements  32    Natuzzi is committed to build on its position as the first premium brand home furnishings company in the WorldWe carefully developed the strategy for the near term in terms of expansion and increase of our retail reach trough: - DOS increase in key locations - Increase of interest on strategic dealers and new potentials Focus is on the Lean enterprise approach in term of process, production and services (SAP) to increase our competivenessFocus is on volumes increase B2C main drivers are: brand, new retail format and development, retail tools B2B main drivers are: volumes increase, production efficiency, quality and services We have turned the corner in our financial performance and we will continue to work hard to improve our results for all our stakeholders

Thanks



← 9-15
WALL ST
EXCHANGE

Lysted ad NYSE since 1993
The Natuzzi Family holds 60,3% of the shares

For information:
Natuzzi Investor Relations
Francesca Cocco; tel. +39.080.8820.493
fcocco@natuzzi.com

N

33